UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Henry B. Tippie, c/o Dover Motorsports, Inc.,
3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810
(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (A) Estate of John W. Rollins, Sr. (E.I.N. # 54-6461824) (B) Henry B. Tippie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization (A) State of Delaware (B) United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (A) 10,311,960 (B) 3,290,700

	8.	Shared Voting Power (A) 0 (B) 192,000

	9.	Sole Dispositive Power (A) 10,311,960 (B) 3,290,700

	10.	Shared Dispositive Power (A) 0 (B) 192,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (A) 10,311,960 (B) 3,482,700

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) (A) 37.9% (B) 17.5%

14.	Type of Reporting Person (See Instructions) (a) 00 (b) IN

Item 1.	Security and Issuer

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of its Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

The principal office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware 19901.
Item 2.	Identity and Background
(a)	(A) Estate of John W. Rollins, Sr. (the “Estate”)

(B) Henry B. Tippie (“Mr. Tippie”).  The Estate and Mr. Tippie are not a “group” within the meaning of Section 13(d) and are filing on the same Schedule for convenience only.  Mr. Tippie is the executor of the Estate and his holdings are shown separately from those of the Estate in this filing.

(b)

(A) The Estate’s business address is c/o Dover Motorsports, Inc., 3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810.  The Estate came into existence upon the death of John W. Rollins, Sr. on April 4, 2000.  Letters Testamentary upon the Estate were in due form of law granted unto Mr. Tippie on April 7, 2000.

(B) Mr. Tippie’s business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX 78731.
(c)	(A) Not applicable.

(B) Mr. Tippie is Chairman of the Board and of the Executive Committee of the Company, Chairman of the Board and Chief Executive Officer of Tippie Services, Inc., 3420 Executive Center Drive, N.W., Suite 163, Austin, TX  78731, and a Director of various other public and private companies.

(d)	(A) & (B) During the last five years, neither Mr. Tippie nor the Estate were convicted in a criminal proceeding.
(e)

(A) & (B) During the last five years, neither Mr. Tippie nor the Estate were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, either was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(A) Not applicable.
(B) Mr. Tippie is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
(A) Not applicable.
(B) Not applicable.

Item 4.	Purpose of Transaction
Neither reporting person has any plans or proposals of the type requiring disclosure under this Section.

Neither reporting person has acquired or disposed of any securities in the Company since their last 13D filing on August 20, 2002.  However, as the number of outstanding shares of Common Stock in the Company has increased due both to shares of Common Stock having been issued under the Company’s incentive plans and to certain stockholders having converted Class A Common Stock to Common Stock, this filing is being made to update the percentages previously disclosed.

Item 5.	Interest in Securities of the Issuer
(a)	(A) Estate:

Amount beneficially owned:   10,311,960.  The Estate beneficially owns 10,311,960 shares of Class A Common Stock or 37.9% of the Common Stock (which for purposes of this calculation is based on 16,875,426 shares of Common Stock outstanding to which have been added 10,311,960 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Estate into shares of Common Stock).

(B) Mr. Tippie:

Amount beneficially owned: 3,482,700. The Reporting Person beneficially owns 482,700 shares of Common Stock and 3,000,000 shares of Class A Common Stock or 17.5% of the Common Stock (which for purposes of this calculation is based on 16,875,426 shares of Common Stock outstanding to which have been added 3,000,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).  The above numbers include 42,000 shares of Common Stock held as Co-Trustee and 150,000 shares of Common Stock held by Mr. Tippie’s wife.

(b)	Please refer to Items 7 through 9 on the cover page hereof and Item 5(a) above.
(c)	(A) None.
(B) None.
(d)	(A) None.
(B) None.

(e)	(A) Not applicable.
(B) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of John W. Rollins, Sr.

Date:	December 27, 2004	/s/ Henry B. Tippie
Signature

Henry B. Tippie, Executor
Name/Title

/s/ Henry B. Tippie
Signature

Henry B. Tippie, Individually
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)